Exhibit 99.5

JBS ENDS 1Q25 WITH EBITDA OF $1.5 BILLION AND $500 MILLION IN NET PROFIT São Paulo, May 13, 2025 – JBS S.A - (B3: JBSS3; OTCQX: JBSAY), announces today its 1Q25 results. The comments made herein are US dollars, in accordance with international accounting standards (IFRS), unless otherwise specified. Earnings Release 1Q25 HIGHLIGHTS (US$) Contatos de RI Guilherme Cavalcanti JBS (JBSS3) Valor de mercado Base acionária: Christiane Assis Preço em 26.03.2024 em 26.03.2024 ações Pedro Bueno Felipe Brindo R$22,42 R$49,7 Bilhões 2.218.116.370 Vitor Figueira Amanda Harumi ri_ir@jbs.com.br JBS (JBSS3) Price on 05.13.2025 R$40.85 Market Capitalization on 05.13.2025 R$90.6 Billion Total Shares: 2,218,116,370 IR Contact Guilherme Cavalcanti Christiane Assis Pedro Bueno Felipe Brindo Vitor Figueira Amanda Harumi ri_ir@jbs.com.br Net Sales: $19.5 bn (+8.5% y/y) Adjusted EBITDA: $1.5 bn (+17.7% y/y) Adjusted EBITDA Margin: 7.8% (+0.6 p.p. y/y) Net profit: $500 mn (+50.5% y/y) OPERATIONAL AND FINANCIAL HIGHLIGHTS IN IFRS PPC Net Sales: $4.5 bn (+2% y/y) Adjusted EBITDA: $660.2 mn (+32% y/y) EBITDA Margin: 14.8% (+3.3 p.p. y/y) SEARA Net Sales: $2.2 bn (+3% y/y) Adjusted EBITDA: $425.7 mn (+77% y/y) EBITDA Margin: 19.8% (+8.2 p.p. y/y) JBS BRASIL Net Sales: $3.2 bn (+10% y/y) Adjusted EBITDA: $131.1 mn (+1% y/y) EBITDA Margin: 4.1% ( - 0.4 p.p. y/y) JBS BEEF NORTH AMERICA Net Sales: $6.4 bn (+15% y/y) Adjusted EBITDA: - $100.5 mn EBITDA Margin: - 1.6% ( - 1.4 p.p. y/y) JBS AUSTRALIA Net Sales: $1.6 bn (+12% y/y) Adjusted EBITDA: $160.4 mn (+29% y/y) EBITDA Margin: 9.9% (+1.3 p.p. y/y) JBS USA PORK Net Sales: $2 bn (+5% y/y) Adjusted EBITDA: $247.3 mn ( - 21% y/y) EBITDA Margin: 12.4% ( - 4.0 p.p. y/y) • JBS starts 2025 with one of its best results for a first quarter . In yet another demonstration of the strength of its diversified global platform, net revenue grew 8% , EBITDA margin was 7 . 8 % and net profit grew 51% . The poultry and pork businesses in Brazil and the United States were the highlights of the first quarter, with Seara and Pilgrim’s recording their best EBITDA margins in history for the period of 19 . 8 % and 14 . 8% , respectively . • In continuity with its intention to promote the dual listing of JBS shares in Brazil and the US, the Board of Directors unanimously approved the transaction, which must be approved by minority shareholders at an extraordinary meeting scheduled for May 23 . • In April, JBS’ shareholders approved the payment of dividends in the amount of R $ 4 . 4 billion (US $ 789 million), equivalent to R $ 2 per share (US $ 0 . 36 ), to be paid on May 14 . The Company will also pay the amount of R $ 2 . 2 billion (US $ 394 * million), R $ 1 per share (US $ 0 . 17 *), if the dual listing transaction is approved by minority shareholders at the extraordinary meeting . • JBS achieved leverage of 1 . 99 x in dollars at the end of 1 Q 25 and reduced in US $ 1 . 1 billion its net debt year - over - year . In January 2025 , the Company issued US $ 1 . 75 billion in bonds and, in March, Seara issued around R $ 800 million in “CRAs” with the 30 - year series being the longest maturity ever issued in the Brazilian capital markets . Finally, in May, the Company repurchased US $ 850 million of Bonds due 2030 . *FX = 5.62 in 04/29/25 CONSOLIDATED

MESSAGE FROM THE CEO 2 Gilberto Tomazoni, Global CEO JBS JBS begins 2025 with one of the strongest first - quarter results in its history . In yet another demonstration of the strength of our diversified global platform, net sales rose 8 . 5 % and net profit jumped 50 . 5% , with an EBITDA margin of 7 . 8% — a remarkable performance in what is typically a softer quarter for the global protein industry . Quarter after quarter, our results continue to validate the strategic decisions we've made in building and managing our platform . We also advanced our goal of a dual listing of JBS shares in both Brazil and the United States, following the completion of our registration with the U . S . Securities and Exchange Commission (SEC) . Once approved by our minority shareholders, this step will mark a new chapter in the company’s journey . We believe this dual listing will enhance our international visibility, attract new investors, and further strengthen our position as a global leader in food . Our poultry and pork businesses in Brazil and the United States were the standout performers this quarter . Seara and Pilgrim’s delivered record first quarter EBITDA margins of 19 . 8 % and 14 . 8% , respectively . Seara’s performance reflects a disciplined focus on operational excellence and positioning across domestic and international markets, capturing value through product mix optimization and a strong focus on innovation . With the launch of new categories in Brazil — such as the Airfryer - ready product line and a co - branded partnership with Netflix — the business continues to strengthen its portfolio of high value - added offerings . Pilgrim’s results were driven by solid demand, disciplined portfolio management, and stable grain costs . JBS USA Pork also delivered strong performance, supported by higher sales volumes and a favorable supply - demand dynamic, achieving an EBITDA margin of 12 . 4% . Our strategy of geographic and protein diversification continues to yield positive results, even amid ongoing margin pressure for JBS Beef North America . The beef businesses in Brazil and Australia are benefiting from the respective cattle cycles in both countries . At Friboi, the focus remains on operational excellence, expanding the value - added portfolio, and increasing market access . In Australia, where the cycle is expected to remain favorable in the coming quarters, results reflect operational improvements and export growth . Despite being a quarter that typically sees higher cash consumption, the company’s leverage ratio stood at 1 . 99 x in U . S . dollars — well below the 3 . 66 x reported in the same period last year — underscoring our financial strength . Net sales for the quarter reached US $ 19 . 5 billion, with adjusted EBITDA of US $ 1 . 5 billion . We remain confident in our long - term strategy : operational excellence, growth through diversification, innovation, value - added products, and strong brands . The strength of our global platform — combined with disciplined capital allocation, market diversification, and our capacity to innovate — supports value creation for all our stakeholders, including our team members, customers, investors, producer partners, and consumers . Our first quarter results reaffirm our conviction that we are on the right path – delivering consistent growth, expanding margins, and preparing JBS for a new cycle of opportunities .

CONSOLIDATED HIGHLIGHTS NET REVENUE $19.5Bn ADJUSTED EBITDA $1.5Bn NET RESULTS $500.2Mn Earnings per share were $ 0.23 FREE CASH FLOW - $917Mn 332 500 0.15 0.23 1Q24 1Q25 - 625 - 917 1Q24 1Q25 17,999 19,527 1Q24 1Q25 1,298 3 1,528 7.2% 7.8% 1Q24 1Q25

1Q25 CONSOLIDATED HIGHLIGHTS

US$ Million	1Q25 US$	1Q25 % NR	4Q24 US$	4Q24 % NR	Δ% 1Q25 vs 4Q24	1Q24 US$	1Q24 % NR	Δ% 1Q25 vs 1Q24	LTM 1Q25 US$	LTM 1Q25 % NR
Net Revenue	**19,526.5**	***100.0%***	**19,973.7**	***100.0%***	**-2.2%**	**17,998.7**	***100.0%***	**8.5%**	**78,710.4**	***100.0%***
Cost of Goods Sold	(16,902.0)	*-86.6%*	(16,997.0)	*-85.1%*	-0.6%	(15,640.4)	*-86.9%*	8.1%	(66,855.9)	*-84.9%*
Gross Profit	**2,624.6**	***13.4%***	**2,976.7**	***14.9%***	**-11.8%**	**2,358.3**	***13.1%***	**11.3%**	**11,854.5**	***15.1%***
Selling Expenses	(1,187.6)	*-6.1%*	(1,239.3)	*-6.2%*	-4.2%	(1,105.1)	*-6.1%*	7.5%	(4,909.8)	*-6.2%*
General and Adm. Expenses	(556.4)	*-2.8%*	(714.9)	*-3.6%*	-22.2%	(529.0)	*-2.9%*	5.2%	(2,305.9)	*-2.9%*
Net Financial Income (expense)	(191.5)	*-1.0%*	(360.3)	*-1.8%*	-46.8%	(348.7)	*-1.9%*	-45.1%	(1,512.6)	*-1.9%*
Equity in earnings of subsidiaries	2.7	*0.0%*	3.2	*0.0%*	-13.9%	(6.5)	*0.0%*	-	12.2	*0.0%*
Other Income (expense)	2.4	*0.0%*	(56.0)	*-0.3%*	-	(1.3)	*0.0%*	-	(101.0)	*-0.1%*
Profit (loss) before taxes	**694.1**	***3.6%***	**609.3**	***3.1%***	**13.9%**	**367.6**	***2.0%***	**88.8%**	**3,037.5**	***3.9%***
Income and social contribution taxes	(137.8)	*-0.7%*	(150.9)	*-0.8%*	-8.7%	(2.8)	*0.0%*	-	(878.4)	*-1.1%*
Minority interest	(56.1)	*-0.3%*	(45.5)	*-0.2%*	23.3%	(32.5)	*-0.2%*	72.5%	(224.3)	*-0.3%*
Net Income (Loss)	**500.2**	***2.6%***	**412.9**	***2.1%***	**21.2%**	**332.3**	***1.8%***	**50.5%**	**1,934.8**	***2.5%***
Adjusted EBITDA	**1,527.7**	***7.8%***	**1,846.6**	***9.2%***	**-17.3%**	**1,298.0**	***7.2%***	**17.7%**	**7,421.6**	***9.4%***
Earnings per Share	**0.23**		**0.19**		**21.2%**	**0.15**		**50.5%**	**0.87**	

NET REVENUE

In 1Q25, JBS recorded a consolidated net revenue of $19.5 billion, which represents an increase of 8% compared to 1Q24.

During the period, around 76% of JBS' global sales were in the domestic markets in which the Company operates and 24% through exports.

ADJUSTED EBITDA

In 1Q25, JBS' adjusted EBITDA reached $1.5 billion, an annual growth of 18%, while the EBITDA margin reached 7.8%, an increase of 60 basis points compared to the previous year. This growth demonstrates the strength of the Company's global platform, whose results more than offset a still challenging scenario for JBS Beef North America.

US$ Million	1Q25	4Q24	Δ%	1Q24	Δ%	LTM 1Q25
Net income for the period (including non-controlling interest)	**556.3**	**458.4**	**21.4%**	**364.9**	**52.5%**	**2,159.1**
Financial income (expense), net	191.5	360.3	-46.8%	348.7	-45.1%	1,512.6
Current and deferred income taxes	137.8	150.9	-8.7%	2.8	-	878.4
Depreciation and amortization	535.6	555.9	-3.6%	544.5	-1.6%	2,180.7
Equity in subsidiaries	(2.7)	(3.2)	-13.9%	6.5	-	(12.2)
(=) EBITDA	**1,418.6**	**1,522.3**	**-6.8%**	**1,267.4**	**11.9%**	**6,718.5**
Other income / expenses	6.4	15.0	-57.0%	1.1	-	37.3
Reestructuring	17.0	12.6	35.3%	15.0	13.7%	97.6
Asset Impairment	5.7	0.0	-	0.0	-	5.7
Antitrust Agreements	79.5	172.8	-54.0%	4.7	-	328.6
Donations and social projects	0.5	4.3	-87.7%	9.8	-94.6%	13.2
Rio Grande do Sul Floods	0.0	0.0	-	0.0	-	19.3
Fiscal payments and installments	0.0	0.0	-	0.0	-	81.8
Extemporaneous litigation	0.0	61.0	-	0.0	-	61.0
Reversal of tax credits	0.0	58.7	-	0.0	-	58.7
(=) Adjusted EBITDA	**1,527.7**	**1,846.6**	**-17.3%**	**1,298.0**	**17.7%**	**7,421.6**

JBS
4

1Q25 CONSOLIDATED HIGHLIGHTS

NET FINANCIAL RESULT

Net debt financial expense was $260 million in 1Q25.

US$ Million	1Q25	4Q24	Δ%	1Q24	Δ%	LTM 1Q25
Exchange rate variation	51.8	53.7	-3.5%	77.9	-33.4%	112.3
Fair value adjustments on derivatives	20.2	(148.9)	-	(76.1)	-	(406.3)
Interest expense[1]	(414.7)	(396.0)	4.7%	(419.7)	-1.2%	(1,642.1)
Interest income[1]	163.6	144.3	13.3%	90.3	81.1%	527.0
Taxes, contribution, fees and others	(12.5)	(13.5)	-7.4%	(21.2)	-41.1%	(103.4)
Finance income (expense)	**(191.5)**	**(360.3)**	**-46.8%**	**(348.7)**	**-45.1%**	**(1,512.6)**
Interest expenses from loans and financings	(315.2)	(288.5)	9.2%	(300.7)	4.8%	(1,167.4)
Interest income from investments	54.9	46.6	18.0%	27.8	97.8%	210.0
Net debt financial expense[1]	**(260.3)**	**(242.0)**	**7.6%**	**(272.9)**	**-4.6%**	**(957.4)**

[1]Includes interest expenses on loans and financing included under the passive interest item, and interest on financial investments included under the financial interest item.

NET RESULTS

JBS reported net profit of $500 million in 1Q25. Excluding the non-recurring items described on the previous page, adjusted net profit would have been $572 million in the quarter.

CASH FLOW FROM OPERATING ACTIVITIES AND FREE CASH FLOW

In 1Q25, operating cash flow was negative by US$285 million, while free cash flow, after adding property, plant and equipment, interest paid and received and leasing, was negative by $917 million. The main impacts were the increase in tax payments, which totaled US$234 million, driven by strong results, particularly from Seara, PPC, US Pork, and Australia, the increase in working capital, among others.

NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES

In 1Q25, the total value of cash flow from JBS' investment activities was $244 million, with the main investment being the purchase of property, plant and equipment (CAPEX).

JBS

5

1Q25 CONSOLIDATED HIGHLIGHTS

INDEBTEDNESS

JBS ended the quarter with $5.2 billion in cash and $3.4 billion available in revolving credit lines, without collateral, of which US$2.9 billion at JBS USA and US$500 million at JBS Brazil. Thus, the Company's total availability was $8.6 billion. This availability is enough to honor all our debts until 2032.

In 1Q25, net debt was $14.8 billion, a reduction of approximately $1.1 billion when compared to the previous year. In the quarter, leverage in dollars ended at 1.99x.

	US$ Million				
	1Q25	4Q24	Δ%	1Q24	Δ%
Gross Debt	**19,925.4**	**19,326.8**	**3.1%**	**19,333.0**	**3.1%**
(+) Short Term Debt	794.9	2,084.2	-61.9%	763.4	4.1%
% of the Gross Debt	4%	11%		4%	
(+) Long Term Debt	19,130.4	17,242.6	10.9%	18,569.6	3.0%
% of the Gross Debt	96%	89%		96%	
(-) Cash and Equivalents	5,173.0	5,750.2	-10.0%	3,467.1	49.2%
Net Debt	**14,752.3**	**13,576.6**	**8.7%**	**15,865.9**	**-7.0%**
Leverage	**1.99x**	**1.89x**		**3.66x**	

NET DEBT BRIDGE

Net Debt for the quarter ended at $14.8 billion, an increase of $1.2 billion compared to 4Q24, as a result of the cash consumption characteristic of the period.

The main variations in cash consumption were: (i) $1.3 billion in working capital; (ii) $380 million in dividend payments; (iii) interest payments in the amount of $302 million; (iv) Capex in the amount of $265 million; (v) $234 million in tax payments; (vi) $191 million in biological assets; and (vii) $98 million in leasing.

(US$ million)


13,577
(1,528)
1,273
191
302
265
98
234
-185
380
140
5
14,752
1.89x
1.99x
Net debt 4Q24
Adjusted EBITDA
Working Capital
Biological Assets
Interest Paid and Received
CAPEX
Lease Payments
Taxes
Exchange Rate Variaton +Margin Cash +Derivatives
Dividends
Non recurring
Other*
Net debt 1Q25

*Considering acquisitions, non-cash items and Others.

6

1Q25 CONSOLIDATED HIGHLIGHTS

PROFORMA INDEBTEDNESS

Proforma Debt Amortization Schedule (US$ Million)[1]

Average Term Proforma
11.5 years

Average Proforma Cost
5.4% y.y.


8,551
500
2,878
5,173
850
789
6,912
500
2,878
3,534
795
17
1,013
988
641
529
1,412
2,911
2,602
2,288
1,106
689
2,415
880
790
Cash and equivalents
Payment in May/25
Cash and equivalents
Short term
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036 to 2051
2052
2053
2055
Cash and equivalents
Revolving credit lines USD 2.9 billion in the US + USD 500 million in Brazil
Debt buyback in May/25
Dividend Payment Approved at the AEGM

CURRENCY & COST BREAKDOWN PROFORMA


USD²
89.4%
5.2% p.a.
BRL
10.6%
7.6% p.a.

SOURCE BREAKDOWN PROFORMA


Bonds
88%
Banks
4%
CRA
8%

[1] Includes funds available in cash and revolving guaranteed credit lines from JBS USA and JBS Brazil
[2] Includes debts in other currencies, such as Euros and Canadian Dollars

JBS
7

BUSINESS UNITS 1Q25

BUSINESS UNITS – IFRS US$

Million		1Q25	4Q24	Δ%	1Q24	Δ%	LTM 1Q25
Net Revenue							
Seara	US$	2,150.5	2,275.0	-5.5%	2,083.1	3.2%	8,841.9
JBS Brazil	US$	3,170.0	3,480.2	-8.9%	2,873.9	10.3%	12,886.6
JBS Beef North America	US$	6,421.6	6,399.7	0.3%	5,581.1	15.1%	25,126.3
JBS Australia	US$	1,621.5	1,765.4	-8.2%	1,446.4	12.1%	6,823.2
JBS USA Pork	US$	2,001.7	2,000.8	0.0%	1,910.4	4.8%	8,206.9
Pilgrim's Pride	US$	4,459.4	4,368.1	2.1%	4,358.1	2.3%	17,964.4
Others	US$	118.4	113.7	4.1%	164.6	-28.1%	480.2
Eliminations	US$	-416.5	-429.3	-3.0%	-418.8	-0.6%	-1,619.2
Total	**US$**	**19,526.5**	**19,973.7**	**-2.2%**	**17,998.7**	**8.5%**	**78,710.4**
Adjusted EBITDA							
Seara	US$	425.7	449.6	-5.3%	240.7	76.9%	1,723.7
JBS Brazil	US$	131.1	231.1	-43.3%	129.9	0.9%	966.2
JBS Beef North America	US$	-100.5	110.7	-	-9.8	-	156.6
JBS Australia	US$	160.4	140.2	14.4%	124.0	29.4%	700.6
JBS USA Pork	US$	247.3	271.0	-8.7%	313.3	-21.1%	1,005.2
Pilgrim's Pride	US$	660.2	644.1	2.5%	500.6	31.9%	2,862.9
Others	US$	3.6	-0.2	-	0.0	-	7.0
Eliminations	US$	0.0	0.0	-	-0.7	-	-0.6
Total	**US$**	**1,527.7**	**1,846.6**	**-17.3%**	**1,298.0**	**17.7%**	**7,421.6**
Adjusted EBITDA Margin							
Seara	%	19.8%	19.8%	0.0 p.p.	11.6%	8.2 p.p.	19.5%
JBS Brazil	%	4.1%	6.6%	-2.5 p.p.	4.5%	-0.4 p.p.	7.5%
JBS Beef North America	%	-1.6%	1.7%	-3.3 p.p.	-0.2%	-1.4 p.p.	0.6%
JBS Australia	%	9.9%	7.9%	1.9 p.p.	8.6%	1.3 p.p.	10.3%
JBS USA Pork	%	12.4%	13.5%	-1.2 p.p.	16.4%	-4.0 p.p.	12.2%
Pilgrim's Pride	%	14.8%	14.7%	0.1 p.p.	11.5%	3.3 p.p.	15.9%
Others	%	3.0%	-0.1%	3.2 p.p.	0.0%	3.0 p.p.	1.5%
Total	**%**	**7.8%**	**9.2%**	**-1.4 p.p.**	**7.2%**	**0.6 p.p.**	**9.4%**

BUSINESS UNITS– USGAAP US$

Million		1Q25	4Q24	Δ%	1Q24	Δ%	LTM 1Q25
Net Revenue							
JBS Beef North America	US$	6,421.6	6,399.7	0.3%	5,581.1	15.1%	25,126.3
JBS Australia	US$	1,621.5	1,765.4	-8.2%	1,446.4	12.1%	6,823.2
JBS USA Pork	US$	2,001.7	2,000.8	0.0%	1,910.4	4.8%	8,206.9
Pilgrim's Pride	US$	4,463.0	4,372.1	2.1%	4,361.9	2.3%	17,979.4
Adjusted EBITDA							
JBS Beef North America	US$	-112.9	82.4	-	11.4	-	22.3
JBS Australia	US$	168.8	104.1	62.2%	132.2	27.7%	618.9
JBS USA Pork	US$	222.7	192.0	16.0%	155.6	43.1%	897.7
Pilgrim's Pride	US$	533.2	525.7	1.4%	371.9	43.4%	2,375.3
Adjusted EBITDA Margin							
JBS Beef North America	%	-1.8%	1.3%	-3.0 p.p.	0.2%	-2.0 p.p.	0.1%
JBS Australia	%	10.4%	5.9%	4.5 p.p.	9.1%	1.3 p.p.	9.1%
JBS USA Pork	%	11.1%	9.6%	1.5 p.p.	8.1%	3.0 p.p.	10.9%
Pilgrim's Pride	%	11.9%	12.0%	-0.1 p.p.	8.5%	3.4 p.p.	13.2%

JBS
8

BUSINESS UNITS 1Q25

SEARA

	1Q25		4Q24		Δ%	1Q24		Δ%	LTM 1Q25	
IFRS - US$ Million	**US$**	**% NR**	**US$**	**% NR**	**QoQ**	**US$**	**% NR**	**YoY**	**US$**	**% NR**
Net Revenue	**2,150.5**	***100.0%***	**2,275.0**	***100.0%***	**-5.5%**	**2,083.1**	***100.0%***	**3.2%**	**8,841.9**	***100.0%***
Cost of Goods Sold	(1,521.7)	-71%	(1,605.0)	-71%	-5.2%	(1,641.6)	-79%	-7.3%	(6,301.0)	-71%
Gross Profit	628.7	29%	670.0	29%	-6.2%	441.5	21%	42.4%	2,540.9	29%
Adjusted EBITDA	**425.7**	***19.8%***	**449.6**	***19.8%***	**-5.3%**	**240.7**	***11.6%***	**76.9%**	**1,723.7**	***19.5%***

In 1Q25, Seara reported net revenue of $2.2 billion, a 3% increase year-over-year. This growth is explained by improved commercial dynamics in both the domestic and international markets. The strong increase of approximately 8 percentage points in the EBITDA margin in 1Q25, compared to the previous year, is a consequence of better commercial and operational execution, strong global demand for poultry and pork, and expansion of the value-added portfolio.

Sales in the domestic market, which accounted for 45% of the unit's revenue in 1Q25, totaled R$5.7 billion, 9% higher than in 1Q24, as a result of higher prices year-over-year. This increase is a consequence of the expansion of the value-added portfolio and a strategy to mitigate higher supply chain costs. Seara, aiming to increase consumer preference, continues to bring innovative solutions to the market. The success of the line of small pans, the partnership with Netflix for the snack line and the new line of Air Fryers are examples of this.

In the export market, net revenue in 1Q25 in dollars reached $1.2 billion, representing an increase of 14% compared to 1Q24. This growth reflects both higher volumes sold and higher average prices in dollars, driven by strong demand.



9

BUSINESS UNITS 1Q25

JBS BRASIL

	1Q25		4Q24		Δ%	1Q24		Δ%	LTM 1Q25	
IFRS - US$ Million	**US$**	**% NR**	**US$**	**% NR**	**QoQ**	**US$**	**% NR**	**YoY**	**US$**	**% NR**
Net Revenue	**3,170.0**	***100.0%***	**3,480.2**	***100.0%***	**-8.9%**	**2,873.9**	***100.0%***	**10.3%**	**12,886.6**	***100.0%***
Cost of Goods Sold	(2,701.2)	-85%	(2,930.4)	-84%	-7.8%	(2,461.0)	-86%	9.8%	(10,593.2)	-82%
Gross Profit	468.8	15%	549.8	16%	-14.7%	412.9	14%	13.5%	2,293.4	18%
Adjusted EBITDA	**131.1**	***4.1%***	**231.1**	***6.6%***	**-43.3%**	**129.9**	***4.5%***	**0.9%**	**966.2**	***7.5%***

In 1Q25, JBS Brasil reported net revenue of $3.2 billion, 10% higher than in 1Q24. The significant growth in net revenue reflects both the growth in volumes sold and prices.

In the export market, net revenue from *in natura* beef grew 14% in 1Q25 compared to the same period last year, driven by the increase in volumes sold and higher average prices in dollars. In addition to solid international demand, geographic diversification proved to be essential in the export market, boosting sales to several strategic regions, especially the United States and Europe.

In the domestic market, net revenue from the *in natura* beef category was 24% higher than in 1Q25, driven by higher prices, which partially offset the sharp increase in the cost of cattle in the period.

Adjusted EBITDA totaled $131 million, with an EBITDA margin of 4.1% in 1Q25. According to data published by CEPEA-ESALQ, the average price of live cattle during the quarter was approximately R$319/arroba, a significant increase of 33% compared to 1Q24. Thus, despite the improvement in net revenue, profitability was pressured by the sharp increase in cattle prices.

Friboi continues to evolve in understanding consumer needs on different consumption occasions. Thus, through the Friboi brand, it launched its new advertising campaign aiming for greater proximity to the consumer.

Friboi

Swift



Note: On March 1, 2020, through a corporate restructuring process, Swift stores were transferred to the direct subsidiary Seara Alimentos. Although the Swift stores are part of the corporate structure of Seara Alimentos, for the purposes of analysis and presentation of results, the Company's Management decided to allocate Swift's results to the JBS Brasil operating segment.

JBS

10

BUSINESS UNITS 1Q25

JBS BEEF NORTH AMERICA

IFRS - US$ Million	1Q25 US$	1Q25 % NR	4Q24 US$	4Q24 % NR	Δ% QoQ	1Q24 US$	1Q24 % NR	Δ% YoY	LTM 1Q25 US$	LTM 1Q25 % NR
Net Revenue	**6,421.6**	***100.0%***	**6,399.7**	***100.0%***	**0.3%**	**5,581.1**	***100.0%***	**15.1%**	**25,126.3**	***100.0%***
Cost of Goods Sold	(6,323.6)	-98%	(6,081.1)	-95%	4.0%	(5,384.9)	-96%	17.4%	(24,144.3)	-96%
Gross Profit	98.0	2%	318.6	5%	-69.2%	196.2	4%	-50.0%	982.0	4%
Adjusted EBITDA	**(100.5)**	***-1.6%***	**110.7**	***1.7%***	**-**	**(9.8)**	***-0.2%***	**-**	**156.6**	***0.6%***

USGAAP[1] - US$ Million	1Q25 US$	1Q25 % NR	4Q24 US$	4Q24 % NR	Δ% QoQ	1Q24 US$	1Q24 % NR	Δ% YoY	LTM 1Q25 US$	LTM 1Q25 % NR
Net Revenue	**6,421.6**	***100.0%***	**6,399.7**	***100.0%***	**0.3%**	**5,581.1**	***100.0%***	**15.1%**	**25,126.3**	***100.0%***
Cost of Goods Sold	(6,511.3)	-101%	(6,291.9)	-98%	3.5%	(5,539.0)	-99%	17.6%	(24,983.4)	-99%
Gross Profit	(89.7)	-1%	107.8	2%	-	42.1	1%	-	142.9	1%
Adjusted EBIT	**(158.4)**	***-2.5%***	**27.7**	***0.4%***	**-**	**(30.5)**	***-0.5%***	**-**	**(164.5)**	***-0.7%***
Adjusted EBITDA	**(112.9)**	***-1.8%***	**82.4**	***1.3%***	**-**	**11.4**	***0.2%***	**-**	**22.3**	***0.1%***

In IFRS, net revenue in 1Q25 was $6.4 billion, an increase of 15% compared to 1Q24, with a negative adjusted EBITDA of $100.5 million and a negative EBITDA margin of 1.6%.

In USGAAP, net revenue was $6.4 billion in 1Q25, an increase of 15% compared to 1Q24, and negative adjusted EBITDA was $112.9 million, with a negative margin of 1.8%.

The growth in net revenue is a result of strong demand in the United States, combined with internal initiatives to take advantage of this consumption. On the other hand, beef margins in North America continued to be pressured by the cattle cycle. According to data released by the USDA, both cattle prices and wholesale (cutout) prices reached record levels in 1Q25. However, the growth in cattle prices outpaced the growth in wholesale prices. Therefore, since cattle represent approximately 85% of the cost of goods sold, profitability was pressured in the period.

The Company maintains its strategic focus on excellence in operational and commercial execution to preserve its profitability. Among the ongoing initiatives, the optimization of the product portfolio, the increase in yield per carcass and the maximization of plant efficiency stand out. These measures, implemented in a structured manner, are essential to mitigate the challenges imposed by this more challenging cycle that we are facing in 2025.

grass run farms
100% grass fed beef

ASPEN RIDGE
NATURAL ANGUS BEEF


100% GRASS FED


100% GRASS FED
GROUND BEEF

[1]The difference in JBS Beef North America's EBITDA in IFRS and USGAAP, in addition to the exchange rate, is due to the impacts of the adoption of IFRS 16 as of 1Q19 and different inventory accounting criteria: in IFRS, inventories are accounted for at average cost, while in US GAAP they are marked to market. Volume and price calculations do not consider the impact of acquisitions.

JBS
11

JBS AUSTRALIA ¹The difference in JBS Australia's EBITDA in IFRS and USGAAP, in addition to the exchange rate, is due to the impacts of the adoption of IFRS 16 from 1Q19 and different accounting criteria for biological assets, in IFRS they are marked to market, while in USGAAP they are at average cost. BUSINESS UNITS LTM 1Q25 ∆ % 1Q24 ∆ % 4Q24 1Q25 % NR US$ YoY % NR US$ QoQ % NR US$ % NR US$ USGAAP¹ - US$ Million 100.0% 6,823.2 12.1% 100.0% 1,446.4 - 8.2% 100.0% 1,765.4 100.0% 1,621.5 Net Revenue - 89% (6,104.5) 10.2% - 90% (1,299.7) - 12.6% - 93% (1,638.1) - 88% (1,432.1) Cost of Goods Sold 718.7 11% 29.2% 146.7 10% 48.8% 7% 127.3 12% 189.4 Gross Profit 7.8% 532.8 33.9% 7.7% 111.3 82.6% 4.6% 81.6 9.2% 149.0 Adjusted EBIT 9.1% 618.9 27.7% 9.1% 132.2 62.2% 5.9% 104.1 10.4% 168.8 Adjusted EBITDA Volume and price calculations do not consider the impact of acquisitions. 12 Considering the results in IFRS, net revenue in 1 Q 25 was $ 1 . 6 billion (+ 12 % year - over - year) and adjusted EBITDA was $ 160 . 4 million, with an EBITDA margin of 9 . 9 % in the period . In USGAAP, net revenue totaled $ 1 . 6 billion in 1 Q 25 , an increase of 12 % compared to 1 Q 24 , driven by the 6 % increase in volume sold and 5 % in average price . Adjusted EBITDA was $ 168 . 8 million in 1 Q 25 , with an EBITDA margin of 10 . 4% . The strong growth in revenue from the beef business, compared to 1 Q 24 , reflected the higher volume sold in the export market . Despite the increase in the cost of cattle, which according to MLA (Meat & Livestock Australia) increased by 7 % compared to 1 Q 24 , the growth in profitability reflected the operational efficiencies achieved through cost reduction initiatives and the increase in processed volume, driven by the greater availability of animals . The aquaculture business reported a decline in net revenue in the quarter, due to lower sales prices, but this was partially offset by higher volumes sold in the export market . Net revenue from the pork business grew 4 % in 1 Q 25 compared to the same period last year, as a result of higher volumes sold . Additionally, the improvement in profitability is a result of operational efficiency gains . Primo, the prepared foods unit, reported a decline in net revenue in the quarter compared to 1 Q 24 due to continued inflationary pressures that impacted consumer demand . LTM 1Q25 ∆ % 1Q24 ∆ % 4Q24 1Q25 % NR US$ YoY % NR US$ QoQ % NR US$ % NR US$ IFRS - US$ Million 100.0% 6,823.2 12.1% 100.0% 1,446.4 - 8.2% 100.0% 1,765.4 100.0% 1,621.5 Net Revenue - 84% (5,726.9) 10.5% - 86% (1,241.0) - 9.9% - 86% (1,521.9) - 85% (1,371.2) Cost of Goods Sold 16% 1,096.3 21.9% 205.4 14% 2.8% 14% 243.5 15% 250.3 Gross Profit 10.3% 700.6 29.4% 8.6% 124.0 14.4% 7.9% 140.2 9.9% 160.4 Adjusted EBITDA

BUSINESS UNITS 1Q25

JBS USA PORK

IFRS - US$ Million	1Q25 US$	1Q25 % NR	4Q24 US$	4Q24 % NR	Δ% QoQ	1Q24 US$	1Q24 % NR	Δ% YoY	LTM 1Q25 US$	LTM 1Q25 % NR
Net Revenue	**2,001.7**	***100.0%***	**2,000.8**	***100.0%***	**0.0%**	**1,910.4**	***100.0%***	**4.8%**	**8,206.9**	***100.0%***
Cost of Goods Sold	(1,633.8)	-82%	(1,617.8)	-81%	1.0%	(1,480.8)	-78%	10.3%	(6,760.2)	-82%
Gross Profit	367.9	18%	383.0	19%	-4.0%	429.6	22%	-14.4%	1,446.7	18%
Adjusted EBITDA	**247.3**	***12.4%***	**271.0**	***13.5%***	**-8.7%**	**313.3**	***16.4%***	**-21.1%**	**1,005.2**	***12.2%***

USGAAP[1] - US$ Million	1Q25 US$	1Q25 % NR	4Q24 US$	4Q24 % NR	Δ% QoQ	1Q24 US$	1Q24 % NR	Δ% YoY	LTM 1Q25 US$	LTM 1Q25 % NR
Net Revenue	**2,001.7**	***100.0%***	**2,000.8**	***100.0%***	**0.0%**	**1,910.4**	***100.0%***	**4.8%**	**8,206.9**	***100.0%***
Cost of Goods Sold	(1,771.1)	-88%	(1,806.6)	-90%	-2.0%	(1,737.9)	-91%	1.9%	(7,290.7)	-89%
Gross Profit	230.6	12%	194.2	10%	18.7%	172.5	9%	33.7%	916.2	11%
Adjusted EBIT	**176.6**	***8.8%***	**139.1**	***7.0%***	**27.0%**	**110.1**	***5.8%***	**60.4%**	**705.3**	***8.6%***
Adjusted EBITDA	**222.7**	***11.1%***	**192.0**	***9.6%***	**16.0%**	**155.6**	***8.1%***	**43.1%**	**897.7**	***10.9%***

In IFRS, in 1Q25, net revenue was $2 billion, an increase of 5% compared to 1Q24, and adjusted EBITDA was $247.3 million, with a margin of 12.4%.

In USGAAP, net revenue was $2 billion, an increase of 5% compared to 1Q24. Adjusted EBITDA totaled $222.7 million in 1Q25, with a margin of 11.1%.

In the domestic market, net revenue increased 7% year-on-year in 1Q25, reflecting the increase in prices and volumes, driven by strong demand. Pork consumption is also being favored by the average price of beef, which remains at high levels.

Once again, JBS USA Pork demonstrated consistency and strength in its results in the quarter. In addition to having efficient assets, the improvement in commercial dynamics, solid operational execution and the expansion of the value-added portfolio boosted profitability.







[1]The difference in JBS USA Pork's EBITDA in IFRS and USGAAP, in addition to the exchange rate, is due to the impacts of the adoption of IFRS 16 from 1Q19 and different accounting criteria. In IFRS, biological assets are marked to market and inventories are carried at average cost, while in USGAAP, biological assets are held at average cost and inventories are carried at average cost. Volume and price calculations do not consider the impact of acquisitions.

13

BUSINESS UNITS 1Q25

PILGRIM'S PRIDE CORPORATION

IFRS - US$ Million	1Q25 US$	1Q25 % NR	4Q24 US$	4Q24 % NR	Δ% QoQ	1Q24 US$	1Q24 % NR	Δ% YoY	LTM 1Q25 US$	LTM 1Q25 % NR
Net Revenue	**4,459.4**	***100.0%***	**4,368.1**	***100.0%***	**2.1%**	**4,358.1**	***100.0%***	**2.3%**	**17,964.4**	***100.0%***
Cost of Goods Sold	(3,670.8)	-82%	(3,585.2)	-82%	2.4%	(3,742.0)	-86%	-1.9%	(14,565.8)	-81%
Gross Profit	788.6	18%	782.9	18%	0.7%	616.1	14%	28.0%	3,398.6	19%
Adjusted EBITDA	**660.2**	***14.8%***	**644.1**	***14.7%***	**2.5%**	**500.6**	***11.5%***	**31.9%**	**2,862.9**	***15.9%***

USGAAP[1] - US$ Million	1Q25 US$	1Q25 % NR	4Q24 US$	4Q24 % NR	Δ% QoQ	1Q24 US$	1Q24 % NR	Δ% YoY	LTM 1Q25 US$	LTM 1Q25 % NR
Net Revenue	**4,463.0**	***100.0%***	**4,372.1**	***100.0%***	**2.1%**	**4,361.9**	***100.0%***	**2.3%**	**17,979.4**	***100.0%***
Cost of Goods Sold	(3,908.1)	-88%	(3,818.8)	-87%	2.3%	(3,978.0)	-91%	-1.8%	(15,495.6)	-86%
Gross Profit	554.9	12%	553.3	13%	0.3%	383.9	9%	44.5%	2,483.7	14%
Adjusted EBIT	**428.7**	***9.6%***	**413.9**	***9.5%***	**3.6%**	**268.5**	***6.2%***	**59.6%**	**1,940.5**	***10.8%***
Adjusted EBITDA	**533.2**	***11.9%***	**525.7**	***12.0%***	**1.4%**	**371.9**	***8.5%***	**43.4%**	**2,375.3**	***13.2%***

Considering the results in IFRS, PPC reported net revenue of $4.5 billion in 1Q25, an increase of 2% compared to the same period of the previous year, and adjusted EBITDA of $660 million, with an EBITDA margin of 14.8%.

In USGAAP, PPC's net revenue in 1Q25 was $4.5 billion, 2% higher than 1Q24, and adjusted EBITDA was $533.2 million, with an 11.9% margin.

In 1Q25, Pilgrim's delivered a solid performance, reflecting the consistent execution of its strategy and the resilience of the diversified portfolio in all regions where it operates. The Company maintained robust margins, driven by operational gains and the continued strengthening of strategic partnerships with key customers, even in the face of a volatile scenario.

In the United States, Pilgrim's benefited from strong demand for chicken given its competitive price and convenience compared to other proteins. Strategic partnerships with key customers, expansion and diversification of the product portfolio, and operational excellence were key to driving results. In addition, the prepared food category expanded its market presence, with increased distribution in the retail and foodservice channels, mainly through the Just Bare brand.

In Mexico, the improvement in profitability is the result of improved market dynamics, growth in partnerships with key customers, and expansion of the offering of value-added products in the retail and foodservice channels. Additionally, considering the potential of the Mexican market, the Company continues to invest in capacity expansion and operational efficiencies.

Europe continued to report improvements in its profitability as a result of: (i) optimization of the product mix; (ii) greater offering of branded products; (iii) expansion of the innovation pipeline; and (iv) expansion of partnerships with key customers.

Pilgrim's



[1]The difference in EBITDA between PPC's IFRS and USGAAP results, in addition to the exchange rate, is due to the impacts of the adoption of IFRS 16 as of 1Q19 and different criteria for accounting for the amortization of parent birds: in IFRS, the amortization of the asset biological, due to its longer term nature, is considered an expense subject to adjustment in EBITDA, while in USGAAP the amortization of biological assets is recorded in the Cost of Product Sold and is not adjusted in EBITDA.

JBS 14

BUSINESS UNITS 1Q25

Consolidated (IFRS)

Net Revenue (billion)


18.0
19.3
19.9
20.0
19.5
1Q24 2Q24 3Q24 4Q24 1Q25

EBITDA (million) and % EBITDA


7.2%
9.8%
10.8%
9.2%
7.8%
1,298
1,894
2,153
1,847
1,528
1Q24 2Q24 3Q24 4Q24 1Q25

Seara (IFRS)

Net Revenue (billion)


2.1
2.2
2.2
2.3
2.2
1Q24 2Q24 3Q24 4Q24 1Q25

EBITDA (million) and % EBITDA


11.6%
17.4%
21.0%
19.8%
19.8%
241
387
461
450
426
1Q24 2Q24 3Q24 4Q24 1Q25

JBS Brasil (IFRS)

Net Revenue (billion)


2.9
3.0
3.3
3.5
3.2
1Q24 2Q24 3Q24 4Q24 1Q25

EBITDA (million) and % EBITDA


4.5%
7.6%
11.6%
6.6%
4.1%
130
226
378
231
131
1Q24 2Q24 3Q24 4Q24 1Q25

JBS Beef North America (USGAAP - US$)

Net Revenue (billion)


5.6
6.0
6.3
6.4
6.4
1Q24 2Q24 3Q24 4Q24 1Q25

EBITDA (million) and % EBITDA


0.2%
0.3%
0.6%
1.3%
-1.8%
11
16
37
82
-113
1Q24 2Q24 3Q24 4Q24 1Q25

JBS Australia (USGAAP - US$)

Net Revenue (billion)


1.4
1.7
1.8
1.8
1.6
1Q24 2Q24 3Q24 4Q24 1Q25

EBITDA (million) and % EBITDA


9.1%
12.2%
8.1%
5.9%
10.4%
132
202
144
104
169
1Q24 2Q24 3Q24 4Q24 1Q25

JBS USA Pork (USGAAP - US$)

Net Revenue (billion)


1.9
2.2
2.0
2.0
2.0
1Q24 2Q24 3Q24 4Q24 1Q25

EBITDA (million) and % EBITDA


8.1%
12.6%
10.3%
9.6%
11.1%
156
273
210
192
223
1Q24 2Q24 3Q24 4Q24 1Q25

Pilgrim's Pride (USGAAP - US$)

Net Revenue (billion)


4.4
4.6
4.6
4.4
4.5
1Q24 2Q24 3Q24 4Q24 1Q25

EBITDA (million) and % EBITDA


8.5%
14.4%
14.4%
12.0%
11.9%
372
656
660
526
533
1Q24 2Q24 3Q24 4Q24 1Q25

15

JBS

BUSINESS UNITS 1Q25

GRAPHIC 1 | **JBS EXPORTS IN 1Q25 AND 1Q24**


US$
4.9 Billion
Greater China¹
23.1%
USA
19.2%
Africa & Middle East
14.0%
South Korea
8.4%
Japan
8.1%
Mexico
7.9%
Others
19.3%

1Q25

+8.6%

1Q24


US$
4.5 Billion
Greater China¹
22.2%
Africa & Middle East
16.7%
USA
14.1%
South Korea
9.0%
Japan
8.1%
Mexico
6.5%
Others
23.4%

Note 1. Considers China and Hong Kong

TABLE 1 | **CAPEX**

	1Q25		4Q24		Δ%	1Q24		Δ%	LTM 1Q25	
US$ Million	**US$**	**% CAPEX**	**US$**	**% CAPEX**	**QoQ**	**US$**	**% CAPEX**	**YoY**	**US$**	**% CAPEX**
Total Capex	***264.7***	***100.0%***	***529.7***	***100.0%***	***-50.0%***	***284.1***	***100.0%***	***-6.9%***	***1,460.8***	***100.0%***
Expansion and Modernization	78.8	30%	126.5	24%	-37.8%	128.0	45%	-38.5%	460.2	32%
Maintenance	185.9	70%	403.2	76%	-53.9%	156.1	55%	19.1%	1,000.6	68%

TABLE 2 | **COGS BREAKDOWN**

1Q25 (%)	**Consolidated**	**JBS Brazil**	**Seara**	**JBS Beef North America**	**JBS Australia**	**JBS USA Pork**	**PPC**
Raw material (livestock)	75.8%	89.0%	67.3%	90.2%	74.3%	68.6%	48.9%
Processing (including ingredients and packaging)	12.8%	6.4%	20.1%	4.2%	8.0%	15.1%	29.8%
Labor Cost	11.4%	4.6%	12.6%	5.7%	17.7%	16.4%	21.3%

JBS
16

FINANCIAL STATEMENTS BALANCE SHEET Consolidated In million of American Dollars - US$ 12/31/24 03/31/25 Current Assets 5,614 4,826 Cash and cash equivalents 137 347 Margin cash 3,736 3,501 Trade accounts receivable 5,016 5,787 Inventories 1,608 1,661 Biological assets 638 717 Recoverable taxes 84 165 Derivative assets 289 373 Other current assets 17,121 17,378 TOTAL CURRENT ASSETS 12/31/24 03/31/25 Non - Current Assets 1,412 1,663 Recoverable taxes 518 549 Biological assets 77 85 Related party receivables 651 501 Deferred income taxes 269 273 Other non - current assets 2,928 3,072 38 40 Investments in equity - accounted investees 11,781 12,173 Property, plant and equipment 1,597 1,593 Right of use asset 1,803 1,825 Intangible assets 5,417 5,625 Goodwill 23,564 24,328 TOTAL NON - CURRENT ASSETS 40,685 41,706 TOTAL ASSETS 17

FINANCIAL STATEMENTS BALANCE SHEET Consolidated In million of American Dollars - US$ 12/31/24 03/31/25 Current Liabilities 5,466 4,824 Trade accounts payable 729 1,020 Supply chain finance 2,084 795 Loans and financing 233 189 Income taxes 114 130 Other taxes payable 1,436 1,223 Payroll and social charges 336 347 Lease liabilities 359 1,037 Dividends payable 281 225 Provisions for legal proceedings 166 284 Derivative liabilities 455 632 Other current liabilities 11,657 10,707 TOTAL CURRENT LIABILITIES 12/31/24 03/31/25 Non - Current Liabilities 17,243 19,130 Loans and financing 407 408 Income and other taxes payable 353 361 Payroll and social charges 1,398 1,398 Lease liabilities 1,095 1,062 Deferred income taxes 217 232 Provision for legal proceedings 100 100 Derivative liabilities 82 51 Other non - current liabilities 20,894 22,743 TOTAL NON - CURRENT LIABILITIES 12/31/24 03/31/25 Equity 13,178 13,178 Share capital - common shares (181) (175) Capital reserve (37) (38) Other reserves 4,212 3,453 Profit reserves (10,077) (9,377) Accumulated other comprehensive loss - 501 Retained Earnings 7,094 7,542 Attributable to company shareholders 1,040 714 Attributable to non - controlling interest 8,134 8,256 TOTAL EQUITY 40,685 41,706 TOTAL LIABILITIES AND EQUITY 18

INCOME STATEMENT Statements of income for the three month period ended March 31 FINANCIAL STATEMENTS Consolidated In million of American Dollars - US$ 1Q24 17,999 1Q25 19,527 NET REVENUE (15,640) (16,902) Cost of sales 2,358 2,625 GROSS PROFIT (1,105) (1,188) Selling expenses (529) (556) General and administrative expenses (23) (28) Other expenses 21 30 Other income (1,635) (1,742) NET OPERATING EXPENSES 723 883 OPERATING PROFIT 168 236 Finance income (517) (427) Finance expense (349) (192) NET FINANCE EXPENSE (7) 3 Share of profit of equity - accounted investees, net of tax 368 694 PROFIT BEFORE TAXES (4) (225) Current income taxes 1 87 Deferred income taxes (3) (138) TOTAL INCOME TAXES 365 556 NET INCOME ATTRIBUTABLE TO: 332 500 Company shareholders 33 56 Non - controlling interest 365 556 0.15 0.23 Basic and diluted earnings (loss) per share - common shares (US$) 19

CASH FLOW STATEMENT FINANCIAL STATEMENTS Consolidated In million of American Dollars - US$ 1Q24 1Q25 Cash flow 365 556 Net Income (loss) Adjustments for: 545 536 Depreciation and amortization 5 13 Expected Credit Losses 7 (3) Share of profit of equity - accounted investees (5) (11) Gain on sales of assets 3 138 Tax expense 349 192 Net finance expense 5 7 Share - based compensation 14 14 Provisions for legal proceedings - 1 Impairment of goodwill and property, plant and equipment (9) 17 Net realizable value inventory adjustments (116) 9 Fair value adjustment of biological assets 5 80 DOJ (Department of Justice) and antitrust agreements - 6 Asset Impairment 1,166 1,554 Changes in assets and liabilities: 47 237 Trade accounts receivable (221) (641) Inventories (66) 42 Recoverable taxes (68) (289) Other current and non - current assets (63) (191) Biological assets (632) (547) Trade accounts payable and supply chain finance (13) (7) Taxes paid in installments (98) (68) Other current and non - current liabilities (28) (234) Income taxes paid (0) (140) DOJ and Antitrust agreements payment (1,141) (1,839) Changes in operating assets and liabilities 25 (285) Cash provided by operating activitiess (327) (312) Interest paid 68 42 Interest received (235) (555) Net cash flows provided by operating activities Cash flow from investing activities (284) (265) Purchases of property, plant and equipment (2) (3) Purchases and disposals of intangible assets 12 22 Proceeds from sale of property, plant and equipment (1) - Acquisitions, net of cash acquired 3 2 Dividends received 0 - Related party transactions (273) (244) Cash provided used in investing activities Cash flows from financing activities 70 2,181 Proceeds from loans and financing (669) (1,751) Payments of loans and financing (106) (98) Payments of leasing contracts (7) (9) Derivative instruments received (settled) - (380) Dividends paid (1) (1) Dividends paid to non - controlling interest 13 22 Margin cash (699) (35) Cash provided (used in) by financing activities (64) 45 Effect of exchange rate changes on cash and cash equivalents (1,272) (788) Net change in cash and cash equivalents 4,570 5,614 Cash and cash equivalents at the beggining of period 3,298 4,826 Cash and cash equivalents at the end of period 20 Statements of cash flows for the three months period ended March 31

DISCLAIMER We make statements about future events that are subject to risks and uncertainties . Such statements are based on the beliefs and assumptions of our Management and information to which the Company currently has access . Statements about future events include information about our current intentions, beliefs or expectations, as well as those of the members of the Company's Board of Directors and Officers . Disclaimers with respect to forward - looking statements and information also include information on possible or presumed operating results, as well as statements that are preceded, followed or that include the words "believe,“ "may," "will," "continue," “expects,“ "predicts," "intends," "plans," "estimates," or similar expressions . Forward - looking statements and information are not guarantees of performance . They involve risks, uncertainties and assumptions because they refer to future events, depending, therefore, on circumstances that may or may not occur . Future results and shareholder value creation may differ materially from those expressed or implied by the forward - looking statements . Many of the factors that will determine these results and values are beyond our ability to control or predict . 21